Exhibit 99.2

PRESS RELEASE

Inventiva secures €21.4 million and completes the first tranche of the previously announced multi-tranche financing
of up to €348 million

►	Inventiva secures €21.4 million leading to completion of the first tranche of the financing for c. €116 million, part of the multi-tranche equity financing of up to €348 million announced on October 14, 2024.

►	Proceeds from the completed first tranche to be primarily used to advance Inventiva’s Phase III, NATiV3 clinical trial evaluating lanifibranor in patients with MASH.

►	Appointment of Mark Pruzanski as new Chairman of the Board of Directors and Srinivas Akkaraju as new member of the Board of Directors.

Daix (France), New York City (New York, United States), December 16, 2024 – Inventiva (Euronext Paris and Nasdaq: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”) and other diseases with significant unmet medical needs, today announced that, following the general meeting of the shareholders held on December 11, 2024 (the “General Meeting”), the Board of Directors decided to use the delegations granted by the General Meeting to issue the second phase of Tranche 1 (the “T1 bis Transaction”) for a gross amount of €21.4 million (net amount of €20.1 million) of the multi-tranche equity financing of up to €348 million announced on October 14, 2024 (the “Multi-Tranche Financing”).

Frédéric Cren, Chief Executive Officer of Inventiva, stated:  "We are pleased to announce that we secured €21.4 million successfully completing the first tranche of the financing announced in October. The multi-tranche equity raise of up to €348 million has been instrumental to keep Inventiva on track with recruitment for our pivotal Phase III clinical trial of our asset lanifibranor. We believe that lanifibranor holds significant potential to address unmet medical needs, and we are encouraged by the intensification of trial activities, with a completion of our recruitment expected in the first half of 2025. I am also delighted to welcome Mark and Srinivas to our Board of Directors. Their expertise and strategic insights will be invaluable as we advance our clinical program and prepare for a potential NDA filing for lanifibranor."

On October 14, 20241 the Company announced the Multi-Tranche Financing and the completion of a capital increase of an aggregate of €94.1 million through the issuance of 34,600,507 new ordinary shares of the Company, par value €0.01 per share (the “T1 New Shares”) at a price of €1.35 per T1 New Share, and the issuance of 35,399,481 prefunded warrants to purchase up to 35,399,481 ordinary shares at an exercise price of €0.01 per new ordinary share (the “T1 BSAs”) at a subscription price of €1.34 per T1 BSA, subject to the satisfaction of customary closing conditions. Settlement and delivery of the T1 New Shares and the T1 BSAs, took place on October 17, 2024.

Following issuance of the T1 New Shares and T1 BSAs, and the subsequent adoption by shareholders of the appropriate resolutions by the General Meeting, the Board of Directors decided on December 13, 2024 to use the delegations granted by the General Meeting to proceed with the T1 bis Transaction, consisting of 7,872,064 new ordinary shares (the “T1 bis Shares”) at a subscription price of €1.35 per T1 bis Share and 8,053,847 pre-funded warrants to purchase up to 8,053,847 ordinary shares at an exercise price of €0.01 per new ordinary share (the “T1 bis BSAs”) at a subscription price of €1.34 per T1 bis BSA, for aggregate gross proceeds of €21,419,441.38.

1 Press release of October 14, 2024

PRESS RELEASE

Reasons for the issuance and use of the proceeds of the T1 bis Transaction

The Company intends to use the net proceeds of €20.1 million from the T1 bis Transaction, together with available cash, as follows: approximately 85% for the clinical program evaluating lanifibranor for the treatment of MASH (“NATiV3”) and, in the event of positive NATiV3 results, for the submission of a new drug application, and the remainder, approximately 15%, for general corporate purposes. The Company has undertaken not to use these proceeds for the early redemption of its financial debt prior to its scheduled maturity or for the repurchase of securities issued as part of the T1 bis Transaction, subject to the implementation of its liquidity contract with Kepler Cheuvreux.

Working capital statement

As of the date of this press release, the Company believes that its net working capital would not be sufficient to meet its obligations over the next 12 months. As of September 30, 2024, 2024, the Company had cash and cash equivalents of €13.9 million, compared with cash and cash equivalents of €26.9 million and €9.0 million of long-term deposit2 at December 31, 2023.

Taking into account its current cost structure and expected expenses and taking into account the (i) the receipt of €94.1 million in gross proceeds from the issuance of the T1 New Shares and the T1 BSAs, (ii) the anticipated receipt of €21.4 million in gross proceeds from the T1 bis Transaction, and (iii) the first milestone of $10 million (gross proceeds) received under the amendment to the licensing agreement with Chia Tai Tianqing Pharmaceutical (Guangzhou) CO., LTD. (“CTTQ”), the Company estimates that its cash, cash equivalents and deposits would enable it to finance its operations until the middle of the third quarter of 20253. Accordingly, the Company will not have sufficient net working capital to meet its current obligations over the next 12 months from the date of this press release.

Based on its current business plan, the Company estimates that to cover its obligations until mid-December 2025 its additional cash requirements amount to between €120 million and €130 million.

Subject to satisfaction of the applicable conditions precedent, if the second tranche of the Multi-Tranche Financing is completed for anticipated gross proceeds of €116 million, the Company could extend its financial visibility beyond 12 months.

To the extent the applicable conditions precedent for the issuance of the second tranche of the Multi-Tranche Financing are not satisfied and/or the T3 Triggering Event (as defined in the press release published on October 14, 2024) does not occur and, therefore, the Company does not receive any of the contemplated gross proceeds from the issuance of the ABSAs or exercise of the T3 BSAs (each as defined in the press release published on October 14, 2024), the Company will need to raise additional funds to support its business and its research and development programs as currently contemplated through:

-	other potential public offerings or private placements of equity or debt instruments; or

-	potential strategic options such as business development partnerships and/or licensing agreements.

2 The long-term deposit had a two year-term, were accessible prior to the expiration of the term with a notice period of 31 days and were considered as liquid by the Company

3 This estimate is based on the Company’s current business plan and excludes any proceeds from subsequent tranches of the Multi-Tranche Financing, potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated.

PRESS RELEASE

Main characteristics of the T1 bis Transaction

Pursuant to the 5th to 32nd resolutions of the General Meeting and in accordance with Articles L. 225-138 and seq. of the French Commercial Code (Code de commerce), the Board of Directors held on December 13, 2024 has decided to issue, without shareholders’ preferential subscription rights, the T1 bis Shares to the investors named in resolutions 6 to 22 of the General Meeting and the T1 bis BSAs to the investors named in resolutions 24 to 32 of the General Meeting.

Conditions precedent to the issuance and subscription of the T1 bis Shares and T1 bis BSAs

The issuance by the Company of the T1 bis Shares and T1 bis BSAs was subject to the approval of the General Meeting no later than December 16, 2024 and the absence of a “material adverse change” (defined as any event, breach or circumstance, individually or in the aggregate, that has had or could reasonably be expected to have a material adverse effect on the clinical development stages of lanifibranor, or on the manufacture of the new drug in preparation for commercial launch, or with respect to the company's ability to successfully complete the NATiV3 trial and obtain the necessary Food and Drug Administration approvals) between October 17, 2024 and the settlement and delivery of the T1 bis Shares and T1 bis BSAs.

Subscription price of the T1 bis Shares and the T1 bis BSAs

On December 11, 2024, the General Meeting set the subscription price (i) of each T1 bis Share to €1.35 (i.e., €0.01 nominal value and €1.34 premium) (the “T1 bis Subscription Price”) and (ii) of each T1 bis BSAs to €1.34, which corresponds to the T1 bis Subscription Price (i.e., €1.35) reduced by the nominal value of an ordinary share (€0.01).

Allocation of the T1 bis Transaction

The number of T1 bis Shares and T1 bis BSAs were subscribed by each investor pro rata to the number of T1 New Shares and T1 BSAs subscribed for by such investor.

Form of the T1 bis Shares and the T1 bis BSAs

The T1 bis Shares shall be registered in pure registered form (au nominatif pur) under French law until the earlier of (x) the date of settlement-delivery of T2 New Shares (as defined in the press release published on October 14, 2024) or (y) May 20, 2025. Thereafter, the T1 bis Shares will be held at the option of the holder either in registered form (au nominatif) or in bearer form (au porteur).

The T1 bis BSAs will be securities giving access to the capital within the meaning of Article L. 228-91 of the French Commercial Code. They will be issued in dematerialized form and held in pure registered form (au nominatif pur) until the expiration of the lock-up (described below) in the securities account opened in the name of the investor in the books of the Company's account keeper. No physical document evidencing ownership of the T1 bis BSAs will be issued. The T1 bis BSAs will not be listed but will be admitted to Euroclear.

The shares issued upon the exercise of T1 bis BSAs (the “T1 bis Warrant Shares”) will be held in pure registered form (au nominatif pur) until expiration of the lock-up and thereafter at the option of the holder, in registered form (au nominatif) or in bearer form (au porteur).

As soon as they are issued, the T1 bis Shares and T1 bis Warrant Shares will be automatically assimilated to the Company's ordinary shares and will be admitted to trading on the regulated market of Euronext Paris under ISIN number FR0013233012.

Lock-up on T1 bis Shares, T1 bis BSAs and T1 bis Warrant Shares

Investors participating in the T1 bis Transaction have agreed to a lock-up on the T1 bis Shares, the T1 bis BSAs and the T1 bis Warrant Shares until the earlier of (x) the issuance date of the ABSAs or (y) May 20, 2025, subject to certain exceptions (including transfers to an affiliate to the investor, to another investor, or, subject to the agreement of the Company in its sole discretion, to any third party who makes the same lock-up commitment on the T1 bis Shares and on the T1 bis BSAs and T1 bis Warrant Shares).

PRESS RELEASE

Representation of T1 bis BSAs

The T1 bis BSAs holders will each be grouped automatically for the defense of their common interests in a masse. The masses will act, in part, through a representative and, in part, through collective decisions of the relevant holders.

T1 bis Transaction participants

BVF Partners LP (“BVF”), which holds approximately 9.8% of the share capital and approximately 8.6% of the voting rights of the Company as of the date hereof and not taking into account the T1 bis Transaction, subscribed to 1,872,668 T1 bis BSAs for an amount of approximately €2.5 million. Assuming the issuance of the T1 bis Shares and the T1 bis BSAs, BVF will hold approximately 9.0% of the share capital of the Company, on a non-diluted basis immediately following the settlement and delivery of the T1 bis Shares and the T1 bis BSAs.

New Enterprise Associates (“NEA”), which holds approximately 9% of the share capital and approximately 7.8% of the voting rights of the Company as of the date hereof and not taking into account the T1 bis Transaction, subscribed to 514,846 T1 bis Shares for an amount of approximately €700,000 and to 2,917,464 T1 bis BSAs for an amount of approximately €3.9 million. Assuming the issuance of the T1 bis Shares and the T1 bis BSAs, NEA will hold approximately 8.8% of the share capital of the Company, on a non-diluted basis immediately following the settlement and delivery of the T1 bis Shares and the T1 bis BSAs.

Sofinnova Crossover I SLP (“Sofinnova”), which holds approximately 7.4% of the share capital and approximately 7.5% of the voting rights of the Company as of the date hereof and not taking into account the T1 bis Transaction, subscribed to 311,654 T1 bis Shares for an amount of approximately €420,000. Assuming the issuance of the T1 bis Shares and the T1 bis BSAs, Sofinnova will hold approximately 7.1% of the share capital of the Company, on a non-diluted basis immediately following the settlement and delivery of the T1 bis Shares and the T1 bis BSAs.

Yiheng Capital Management, L.P., (“Yiheng”), which holds approximately 6.3% of the share capital and approximately 5.5% of the voting rights of the Company as of the date hereof and not taking into account the T1 bis Transaction, subscribed to 370,689 T1 bis Shares for an amount of approximately €500,000. Assuming the issuance of the T1 bis Shares and the T1 bis BSAs, Yiheng will hold approximately 6.2% of the share capital of the Company, on a non-diluted basis immediately following the settlement and delivery of the T1 bis Shares and the T1 bis BSAs.

Invus Public Equities, (“Invus”), which holds approximately 8.7% of the share capital and approximately 7.6% of the voting rights of the Company as of the date hereof and not taking into account the T1 bis Transaction, subscribed to 1,372,924 T1 bis Shares for an amount of approximately €1.8 million. Assuming the issuance of the T1 bis Shares and the T1 bis BSAs, Yiheng will hold approximately 9.5% of the share capital of the Company, on a non-diluted basis immediately following the settlement and delivery of the T1 bis Shares and the T1 bis BSAs.

Andera Partners, (“Andera”), which holds approximately 5.8% of the share capital and approximately 5.0% of the voting rights of the Company as of the date hereof and not taking into account the T1 bis Transaction, subscribed to 1,139,527 T1 bis Shares for an amount of approximately €1.5 million. Assuming the issuance of the T1 bis Shares and the T1 BSAs, Andera will hold approximately 6.5% of the share capital of the Company, on a non-diluted basis immediately following the settlement and delivery of the T1 bis Shares and the T1 bis BSAs.

Perceptive Advisors, (“Perceptive”), which holds approximately 5.2% of the share capital and approximately 4.5% of the voting rights of the Company as of the date hereof and not taking into account the T1 bis Transaction, subscribed to 1,029,693 T1 bis Shares for an amount of approximately €1.3 million and to 343,321 T1 bis BSAs for an amount of approximately €460,000. Assuming the issuance of the T1 bis Shares and the T1 bis BSAs, Perceptive will hold approximately 5.8% of the share capital of the Company, on a non-diluted basis immediately following the settlement and delivery of the T1 bis Shares and the T1 bis BSAs.

Governance

As previously announced, Mark Pruzanski and Srinivas Akkaraju have been appointed as directors by the shareholders, replacing Pierre Broqua and Sofia BVBA, represented by Chris Buyse, during the General Meeting for a term expiring at the end of the annual general meeting to be held in 2027 to approve the financial statements for the year ending December 31, 2026.

PRESS RELEASE

The General Meeting also approved (i) a remuneration policy for the Chairperson of the Board of Directors and for the Chief Executive Officer applicable in respect of the current year from the date of separation of the functions of the Chairperson of the Board of Directors and the Chief Executive Officer, (ii) an amendment to the remuneration policy of the Deputy Chief Executive Officer and (ii) an amendment to the remuneration policy of the directors.

On December 13, 2024, the Board of Directors acknowledged the separation of the roles of the Chairperson of the Board of Directors and the Chief Executive Officer as well as the appointment of Mark Pruzanski as Chairperson of the Board of Directors and Frédéric Cren as Chief Executive Officer.

Up to four new members of the Board of Directors may be appointed or co-opted, during the next general meeting and at the latest, during the general meeting of shareholders convened to approve the financial statements for the year ending December 31, 2025, (other than Frédéric Cren, Mark Pruzanski and Srinivas Akkaraju), one of which upon the proposal of BVF, and three of which upon the proposal of each of the three largest subscribers.

Exemption of a French Listing Prospectus

The Company, for the purpose of listing the T1 bis Shares and the T1 bis Warrant Shares issuable upon exercise of the T1 bis BSAs on the regulated market of Euronext Paris, is exempt from the requirement to file with the Autorité des marchés financiers a French-language listing prospectus, as these securities are fungible with securities already admitted to trading on the same regulated market, and represent, over a twelve-month period, less than 30% of the number of securities already admitted to trading on the same regulated market in accordance with Article 1(5)(a) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended by Regulation (EU) 2024/2809 of 23 October 2024.

Impact of the T1 bis Transaction on the share capital

Following the settlement and delivery of the T1 bis Shares and the T1 bis BSAs, the Company’s share capital will be €949,497.59, divided into 94,949,759 shares.

For illustration purposes, the impact of the issuance of the T1 bis Shares and the T1 bis Warrant Shares (assuming full exercise) on the ownership of a shareholder holding 1% of the Company’s share capital prior to the T1 bis Transaction and not subscribing to it, is as follows (calculation made on the basis of the Company's share capital as of October 30, 2024):

	Percentage of capital
	Non-diluted basis	Diluted basis(1)
Before issuance of the T1 bis Shares and T1 bis BSAs	1%	0.65%
After issuance of the T1 bis Shares and the T1 bis BSAs	0.92%	0.62%
After issuance of the T1 bis Shares and Warrant Shares upon exercise of the T1 bis BSAs	0.85%	0.58%

(1) Calculations are based on the assumption that all share subscription warrants (BSA) and warrants for the subscription of business creators’ shares (BSPCE) will be exercised and that all allocated free shares (actions gratuites) will vest.

Impact of the T1 bis Transaction on shareholders' equity

For illustration purposes, the impact of the issuance of the T1 bis Shares and the T1 bis Warrant Shares (assuming full exercise) on the Company's equity per share (calculation made on the basis of the Company's equity at October 30, 2024) is as follows:

PRESS RELEASE

	Equity per share in euros
	Non-diluted basis	Diluted basis(1)
Before issuance of the T1 bis Shares and T1 bis BSAs	€-0.21	€-0.14
After issuance of the T1 bis Shares and the T1 bis BSAs	€-0.08	€-0.06
After issuance of the T1 bis Shares and Warrant Shares upon exercise of the T1 bis BSAs	€0.03	€0.02

(1) Calculations are based on the assumption that all share subscription warrants (BSA) and warrants for the subscription of business creators' shares (BSPCE) will be exercised and that all allocated free shares (actions gratuites) will vest.

Evolution of the shareholding structure in connection with the T1 bis Transaction

The shareholding structure of the Company prior to the T1 bis Transaction is set forth below:

	Shareholding prior to the T1 bis Transaction
	On a non-diluted basis
Shareholders	Number of Shares	% of share capital	Number of voting rights	% of voting rights
Frédéric Cren	5,612,224	6.45%	11,224,448	11.23%
Pierre Broqua	3,882,500	4.56%	7,765,000	7.77%
Sub-total – Concert	9,494,724	10.91%	18,989,448	19.0%
BVF Partners L.P.	8,545,499	9.81%	8,545,499	8.55%
New Enterprise Associates (NEA)	7,835,884	9.00%	7,835,884	7.84%
Invus	7,606,810	8.74%	7,606,810	7.61%
Sofinnova	6,440,093	7.40%	7,480,654	7.49%
Yiheng	5,474,986	6.29%	5,474,986	5.48%
Qatar Holding LLC	5,157,233	5.92%	5,157,233	5.16%
Andera Partners	5,008,620	5.75%	5,008,620	5.01%
Perceptive	4,525,862	5.20%	4,525,862	4.53%
Employees	1,338,127	1.54%	2,282,563	2.28%
ISLS Consulting	111,000	0.13%	222,000	0.22%
Treasury shares	106,115	0.12%	-	0.00%
Directors (non-executive)	10,000	0.01%	10,000	0.01%
Free floats	25,422,742	29.20%	26,799,821	26.81%
Total	87,077,695	100.00%	99,939,380	100.00%

The issuance of T1 bis Shares and the T1 bis BSAs will have the following impact on the allocation of the share capital and the voting rights of the Company:

	Shareholding following the issuance of the T1 bis Shares and the T1 bis BSAs
	On a non-diluted basis
Shareholders	Number of Shares	% of share capital	Number of voting rights	% of voting rights
Frédéric Cren (Family)	5,612,224	5.91%	11,224,448	10.41%
Pierre Broqua	3,882,500	4.09%	7,765,000	7.20%
Sub-total – Concert	9,494,724	10.00%	18,989,448	17.61%
Invus	8,979,734	9.46%	8,979,734	8.33%
BVF Partners L.P.	8,545,499	9.00%	8,545,499	7.93%
New Enterprise Associates (NEA)	8,350,730	8.79%	8,350,730	7.75%
Sofinnova	6,751,746	7.11%	7,792,307	7.23%
Andera Partners	6,148,147	6.48%	6,148,147	5.70%
Yiheng	5,845,675	6.16%	5,848,675	5.42%
Perceptive	5,555,555	5.85%	5,555,555	5.15%
Qatar Holding LLC	5,157,233	5.43%	5,157,233	4.78%
Eventide	5,059,258	5.33%	5,059,258	4.69%
Employees	1,338,127	1.41%	2,282,563	2.12%
ISLS Consulting	111,000	0.12%	222,000	0.21%
Treasury shares	106,115	0.11%	0	0.00%
Directors (non-executive)	10,000	0.01%	10,000	0.01%
Free float	23,496,216	24.75%	24,873,295	23.07%
Total	94,949,759	100.00%	107,811,444	100.00%

PRESS RELEASE

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the field of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting a candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA).

www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP of Global External Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

PRESS RELEASE

Important Notice

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s cash resources, the anticipated proceeds from the T1 bis Transaction and Inventiva’s expected use of such proceeds, satisfaction of the closing conditions and timing of closing, settlement and delivery of the T1 bis Transaction, Inventiva’s cash position following the closing of the T1 bis Transaction, the satisfaction in part or full of the T2 Conditions Precedent, the occurrence of the T3 Triggering Event, the anticipated proceeds from Tranche 2 of the Multi-Tranche Financing and the exercise by the investors of the warrants and pre-funded warrants issued or to be issued in connection with the Multi-Tranche Financing, Inventiva’s expectations with respect to ownership in its share capital by certain investors, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, including design, protocol, duration, timing, recruitment, costs, screening and enrollment for those trials, including the ongoing NATiV3 Phase III clinical trial of lanifibranor in MASH, and the results and timing thereof and regulatory matters with respect thereto, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, potential regulatory submissions, approvals and commercialization, Inventiva’s pipeline and preclinical and clinical development plans, the clinical development of and regulatory plans and pathway for lanifibranor, and future activities, expectations, plans, growth and prospects of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “opportunity”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including that interim data or data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction on enrollment or the ultimate impact on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing, to enter into potential transactions and Inventiva’s ability to satisfy in part or full the closing conditions for the T1 bis Transaction and T2 Conditions Precedent, and whether and to what extent the prefunded warrants issued in connection with the Multi-Tranche Financing may be exercised and by which holders, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require holds and/or amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners' business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, impacts and potential impacts on the initiation, enrollment and completion of Inventiva’s and its partners’ clinical trials on anticipated timelines and the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, fluctuations in interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

PRESS RELEASE

Please refer to the Universal Registration Document for the year ended December 31, 2023 filed with the Autorité des Marchés Financiers on April 3, 2024 as amended on October 14, 2024 and the Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2024 and the Half-Year Report for the six months ended June 30, 2024 on Form 6-K filed with the SEC on October 15, 2024 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors”, and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

France

The T1 bis Shares and the T1 bis BSAs (the “Securities”) have not been and will not be offered or sold to the public in France (except for public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code).

The Securities may only be offered or sold in France pursuant to Article L. 411-1 of the French Monetary and Financial Code to “qualified investors” (as such term is defined in Article 2(e) of Prospectus Regulation) acting for their own account, and in accordance with Articles L. 411-1, L. 411-2 and D. 411-2 to D.411-4 of the French Monetary and Financial Code.

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

European Economic Area

In relation to each Member State of the European Economic Area (each, a ‘‘Member State’’) no offer to the public of Securities may be made in that Member State other than:

-	to any legal entity which is a ‘‘qualified investor’’ as defined in the Prospectus Regulation;

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-	to fewer than 150 natural or legal persons (other than a qualified investor as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the Placement Agents for any such offer; or

-	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Securities shall require us or any Placement Agent to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the Placement Agents and the Company that it is a ‘‘qualified investor’’ as defined in the Prospectus Regulation.

For the purposes of this provision, the expression an ‘‘offer to the public’’ in relation to any Securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase any ordinary shares.

United Kingdom

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issuance or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

United States of America

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities in the United States of America, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

None of the securities issued or to be issued in connection with the Multi-Tranche Financing have been registered under the Securities Act of 1933, as amended, and such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements.